Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

AGNICO EAGLE AND YAMANA GOLD COMPLETE ACQUISITION OF OSISKO MINING CORPORATION AND THE CANADIAN MALARTIC MINE

TORONTO, ONTARIO - (June 16, 2014) - Agnico Eagle Mines Limited (NYSE:AEM, TSX:AEM) (“Agnico Eagle”) and Yamana Gold Inc. (TSX:YRI, NYSE:AUY) (“Yamana”) are pleased to announce today the completion of their previously announced court-approved plan of arrangement (the “Arrangement”) pursuant to which Agnico Eagle and Yamana have jointly acquired 100% of the issued and outstanding common shares of Osisko Mining Corporation (“Osisko”).  Osisko’s common shares will be de-listed from the Toronto Stock Exchange (“TSX”) as at the close of business today.

Agnico Eagle and Yamana now each own 50% of Osisko and have formed a joint committee to operate the Canadian Malartic mine in Quebec. The partners will also jointly explore and potentially develop the Kirkland Lake assets, and continue  exploration at the Hammond Reef, Pandora, and Wood-Pandora properties.

The Arrangement

Each outstanding common share of Osisko was exchanged for:

•                  C$2.09 in cash;

•                  0.07264 of an Agnico Eagle common share;

•                  0.26471 of a Yamana common share; and

•                  0.1 of one common share of Osisko Gold Royalties Ltd., a newly formed company that has commenced trading on the Toronto Stock Exchange under the symbol “OR”. Pursuant to the Arrangement, the following assets of Osisko have been transferred to Osisko Gold Royalties Ltd.: (i) a 5% net smelter royalty (“NSR”) on the Canadian Malartic mine; (ii) C$157 million cash; (iii) a 2% NSR on the Kirkland Lake assets, the Hammond Reef project, and certain other properties; (iv) all assets and liabilities of Osisko in its Guerrero camp; and (v) certain other investments and assets.

“With the acquisition of Osisko now completed, Agnico Eagle looks forward to working with Yamana to further optimize the Canadian Malartic mine and build on the solid operational performance achieved in May 2014,” said Sean Boyd, President and Chief Executive Officer of Agnico Eagle.  “In addition, we are jointly reviewing the Kirkland Lake portfolio with the intent of designing an exploration program to expand and upgrade the current resource base to further enhance shareholder value,” added Mr. Boyd.

“The completion of our joint acquisition of Osisko and the Canadian Malartic mine adds another cornerstone asset to our portfolio that will contribute significantly to increased production and cash flow levels as we continue to balance top and bottom line growth,” said Peter Marrone, Chairman and Chief Executive Officer of Yamana.  “We look forward to establishing our presence in Canada as we work with Agnico to unlock additional value at Canadian Malartic and develop an exploration program for the Kirkland Lake assets,” added Mr. Marrone.

Additional Information for Shareholders

Shareholders who have questions or who may need assistance with the completion of letters of transmittal are advised to contact our Information Agent, Laurel Hill Advisory Group at:

North American Toll Free:  1-877-452-7184

Banks, Brokers or collect calls:  416-304-2011

Email: assistance@laurelhill.com

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since 1957. Its eight mines are located in Canada, Finland and Mexico, with exploration and development activities in each of these regions as well as in the United States. The Company and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales. Agnico Eagle has declared a cash dividend every year since 1983.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Brazil, Argentina, Chile, Mexico, and Canada. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

Further Information

For further information regarding Agnico Eagle, contact Investor Relations at info@agnicoeagle.com or call (416) 947-1212.

Forward-looking statements

Certain statements contained in this press release may be deemed “forward-looking statements”. All statements in this release, other than statements of historical fact, that address events or developments that Osisko, Agnico Eagle and Yamana expect to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential”, “scheduled” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur including, without limitation, the realization of all expected benefits of the acquisition of Osisko, and the view on (i) the Canadian Malartic assets, (ii) the quality and the potential of Osisko’s exploration and mining assets, (iii) the consideration offered to Osisko shareholders, and (iv) the potential of Osisko Gold Royalties Ltd. Although Osisko, Agnico Eagle and Yamana believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include, gold prices, access to skilled consultants, results of exploration and development activities, the Corporation’s limited experience with production and development stage mining operations, uninsured risks, regulatory changes, defects in title, availability of personnel, materials and equipment, timeliness of government or court approvals, actual performance of facilities, equipment and processes relative to specifications and expectations, unanticipated environmental impacts on operations market prices, continued availability of capital and financing and general economic, market or business conditions. These factors are discussed in greater detail in Osisko, Agnico Eagle and Yamana’s most recent Annual Information Forms, which are filed on SEDAR and also provide additional general assumptions in connection with these statements. Osisko, Agnico Eagle and Yamana caution that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on the forward looking statements contained herein should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Osisko, Agnico Eagle and Yamana believe that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this press release should not be unduly relied upon. These statements speak only as of the date of this press release. Osisko, Agnico Eagle and Yamana undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.